Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

July 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Jay Ingram

RE:	Vector Acquisition Corporation

Registration Statement on Form S-4

Filed June 25, 2021

Response dated June 25, 2021

File No. 333-257440

Dear Mr. Ingram:

This letter sets forth the response of Vector Acquisition Corporation (the “Company,” “we,” and “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated July 1, 2021, with respect to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. Captions and page references herein correspond to those set forth in the Registration Statement.

Form S-4 filed June 25, 2021

General

1.

We note your response to comment 1 and defer resolution at this time. If the PIPE investors are receiving shares of Vector Delaware, it is not clear how they will then obtain the shares of the registrant if, as you state in your response, the shares received by the PIPE investors will not be exchanged for shares of New Rocket Lab in the registered offering.

Response: The Company acknowledges the Staff’s comment, and based on the facts and analysis set forth below, we respectfully advise the Staff that we believe the PIPE transaction has been conducted in accordance with the exemption provided in Section 4(a)(2) of the Securities Act of 1933, as amended, and, pursuant to Rule 152 of the Securities Act (“Rule 152”) should not be integrated with the offering of securities of Rocket Lab and the Company pursuant to the Registration Statement. In this regard, we note that the shares of New Rocket Lab Common Stock that are issued to investors in the PIPE transaction will be issued following the Second Merger (as defined below) and, accordingly, will constitute “restricted securities” for purposes of Rule 144 of the Securities Act and will be subject to transfer restrictions pending the registration of the resales of such securities under the Securities Act following their issuance.

Securities and Exchange Commission

July 9, 2021

Background

Pursuant to the Business Combination Agreement, the following transactions will occur (collectively, the “Business Combination”): (1) the Company will deregister as a Cayman Islands company and domesticate in the State of Delaware (the “Domestication”); (2) following the Domestication, the Company will merge with Prestige USA Merger Sub, Inc., a wholly owned subsidiary of Rocket Lab USA, Inc. (“Rocket Lab” and such merger, the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Rocket Lab and with the Company’s stockholders receiving equity securities in Rocket Lab as described in the Registration Statement; and (iii) following the First Merger, Rocket Lab will merge with the Company (the “Second Merger”), with the Company surviving the merger and with Rocket Lab’s stockholders receiving equity securities in the Company as described in the Registration Statement.

In connection with the Business Combination, the Company entered into subscription agreements with certain “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act) (collectively, the “PIPE investors”), pursuant to which the Company will issue to such PIPE investors, and such PIPE investors will purchase from the Company, common stock in a 4(a)(2) private placement that will close immediately following the effective time of the Second Merger. Based on the representations and warranties made by the PIPE investors in the subscription agreements, the Company has a reasonable basis to believe that each of the PIPE investors is purchasing the common stock for its own account for investment purposes and not with a view to a distribution. Pursuant to the subscription agreements, the Company is required to register the resale of the common stock acquired by the PIPE investors following the Closing. None of the PIPE investors were solicited through the use of general solicitation and binding subscription agreements with all of the PIPE investors were entered into concurrently with the execution of the Business Combination Agreement.

In the Registration Statement, we sometimes refer to the Company as (a) “Vector Delaware” to describe the Company as a Delaware corporation following the Domestication and (b) “New Rocket Lab” to describe the Company following the closing of the Business Combination (the “Closing”). We also refer to the shares of common stock of the Company to be issued in the Second Merger and to be issued to the PIPE investors as the “New Rocket Lab Common Stock”.

Applicability of Rule 152 and Availability of 4(a)(2) Exemption

Rule 152 sets forth a comprehensive framework for determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act. Rule 152(b) sets forth four non-exclusive safe harbors from integration, including the safe harbor set forth in Rule 152(b)(3), which provides that an offering for which a registration statement under the Securities Act has been filed will not be integrated if it is made subsequent to (i) a terminated or completed offering for which general solicitation is not permitted; (ii) a terminated or completed offering for which general solicitation is permitted made only to qualified institutional buyers and institutional accredited investors; or (iii) an offering for which general solicitation is permitted that terminated or completed more than 30 calendar days prior to the commencement of the registered offering. Assuming that none of the non-exclusive safe harbors provided in Rule 152(b) are applicable, Rule 152(a) provides that offers and sales will not be integrated if, based on the particular facts and circumstances, an issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for a particular offering.

Securities and Exchange Commission

July 9, 2021

The Registration Statement registers the securities of Rocket Lab to be issued to stockholders of the Company in connection with the First Merger, as well as the securities of the Company to be issued to stockholders of Rocket Lab in connection with the Second Merger. As described above, we expect that the PIPE investors will become stockholders of the Company immediately following the effective time of the Second Merger, and that the shares to be acquired by the PIPE investors will be registered for resale following the Closing. We believe that the safe harbor set forth in Rule 152(b)(3)(i) is applicable when determining whether the PIPE and the public offering of shares in connection with the Business Combination should be integrated. Because the Company entered into binding commitments to sell the PIPE shares (subject only to conditions outside of the PIPE investors’ control) and the Company and its agents ceased efforts to make further offers to sell the Company’s common stock in the PIPE prior to the commencement of the offering of securities pursuant to the Registration Statement, we do not believe that the two offerings should be integrated.

Conclusion

Given the transaction steps outlined above, we respectfully advise the Staff that the PIPE investors will not have their shares exchanged for shares of the Company registered pursuant to the Registration Statement. As a result, we believe that we may rely on the 4(a)(2) exemption in connection with the PIPE and such offering will not be integrated with any subsequent public offering, including the public offering contemplated by the Registration Statement.

* * * * *

Securities and Exchange Commission

July 9, 2021

Thank you for your attention to this response. If you have any questions related to this letter, please contact Debbie Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Very truly yours,

Vector Acquisition Corporation

By:	/s/ Alex Slusky
Name: Alex Slusky
Title: Chief Executive Officer

Via E-mail:

cc:	Debbie Yee, P.C., Kirkland & Ellis LLP

Sean T. Wheeler, P.C., Kirkland & Ellis LLP

Daniel Adams, Goodwin Procter LLP